Exhibit 16

August 3, 2005

Securities and Exchange Commission

Washington, D.C. 20549

Ladies and Gentlemen:

We were previously principal accountants for the Hanover Direct, Inc. Savings and Retirement Plan (the “Plan”) and, under the date of June 24, 2004, we reported on the statements of net assets available for benefits of the Plan as of December 31, 2003 and 2002, and the related statement of changes in net assets available for benefits for the year ended December 31, 2003. On June 27, 2005, our appointment as principal accountants of the Plan was terminated. We have read the Plan’s statements included under Item 4.01 of its Form 8-K dated June 27, 2005, and we agree with such statements, except that we are not in a position to agree or disagree with the statements that the change was approved by the Plan Committee or the statements made in the last paragraph of Item 4.01 of the Form 8-K.

Very truly yours,

/s/ KPMG LLP